Paul B. Raymond

+1.617.951.8527

paul.raymond@morganlewis.com

June 14, 2017

VIA EDGAR

Asen Parachkevov

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	City National Rochdale Select Strategies Fund (formerly, City National Rochdale Reinsurance Premium Fund)
(File Nos. 333-214903 and 811-23217)

Dear Mr. Parachkevov:

This letter responds to the comments we received from the Staff of the U.S. Securities and Exchange Commission (the “SEC”) by telephone on May 18, 2017 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 on behalf of City National Rochdale Select Strategies Fund (formerly, City National Rochdale Reinsurance Premium Fund) (the “Fund”), as filed with the SEC on May 12, 2017. Following are the Staff’s comments and the Fund’s response thereto. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Cover Page

1.

Comment:   In the paragraph entitled “Investment Adviser,” please include a statement that the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Response:  The disclosure has been revised in response to the Staff’s comment.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.617.341.7700
United States	+1.617.341.7701

June 14, 2017

2.

Comment:  In the pricing table, please add a parenthetical to the “Proceeds to Fund” column header stating that the amounts provided are “before expenses.” Please also include a footnote to the table that provides an estimate of the organizational and offering expenses.

Response:  The disclosure has been revised in response to the Staff’s comment.

Prospectus Summary

3.

Comment:  Under “Principal investment strategies,” the Fund states that “In selecting [its] investments…, the Adviser uses a combination of quantitative and qualitative analysis, considering, among other things, data and information obtained from third party models.” Please clarify that the Adviser uses these evaluation methodologies to analyze both the Fund’s direct investments and investments made by Special Purpose Entities. Please also include a statement that the Adviser expects to have full transparency into the holdings of each Special Purpose Entity in which the Fund may make a Structured Investment.

Response:  The disclosure has been revised in response to the Staff’s comment.

4.	Comment: Please supplementally explain whether the Special Purpose Entities’ underlying investments will be disclosed in the Fund’s financial statements for reporting purposes.

Response:  The Fund intends to include supplemental disclosure in its financial statements concerning the underlying holdings of the Special Purpose Entities.

5.

Comment:  In “Structured reinsurance investments – Special Purpose Entities of Iris Re” under “Principal portfolio composition,” please provide additional disclosure on the redemption terms and rights attendant to the equity-linked notes to be held by the Fund.

Response:  The disclosure has been revised in response to the Staff’s comment.

6.

Comment: In “Structured reinsurance investments – Special Purpose Entities of Iris Re” under “Principal portfolio composition,” the Fund states that arrangements with the independent third party administrators may not be terminated prior to the expiration thereof except in the case of malfeasance by the administrator. Please supplementally confirm the typical term of the arrangements.

Response:  The Fund understands that the typical term of the arrangements with the independent third party administrators will be 1 year.

June 14, 2017

7.

Comment:   In “Structured reinsurance investments – Special Purpose Entities of Iris Re” under “Principal portfolio composition,” please include a statement that the equity-linked notes are linked to the performance of the preferred shares of the Special Purpose Entities. Please also provide a comparison between the preferred shares and the equity-linked notes discussing, among other things, any differences in priority and claims to the assets of the Special Purpose Entities.

Response:  The disclosure has been revised in response to the Staff’s comment.

8.

Comment:  In “Structured reinsurance investments – Special Purpose Entities of Iris Re” under “Principal portfolio composition,” it is stated that “It is possible that, in limited circumstances, two Special Purpose Entities may invest in the same ILW or catastrophe bond, but their other assets would be distinct and unique to the respective Special Purpose Entity.” Please include a statement that any such overlap will not be material relative to the applicable Special Purpose Entities’ other holdings.

Response:  The disclosure has been revised in response to the Staff’s comment.

9.

Comment:  Revise the disclosure in each of “Industry loss warranties” and “Catastrophe bonds” to state that although the Fund expects to invest in ILWs or catastrophe bonds, as applicable, primarily indirectly through Structured Investments, the Fund reserves the ability to invest directly in such instruments.

Response:  The disclosure has been revised in response to the Staff’s comment.

10.

Comment:  Under “Fees Paid to Third Parties,” the Fund states that “A portion of the fund’s investment in any Special Purpose Entities and any registered investment companies may be used to pay the operating fees and expenses of those vehicles, such as underwriting commissions and the costs of the set-up, management and/or operation of the vehicles.” Please provide more specific disclosure regarding the nature and amount of such fees and expenses, particularly those relating to the Special Purpose Entities.

Response:  The disclosure has been revised in response to the Staff’s comment.

Summary of Fund Expenses

11.	Comment: Please supplementally confirm that the Fund has no intention of issuing debt or preferred securities within 12 months of the effectiveness of its Registration Statement.

Response:  The Fund confirms that the Fund has no intention of issuing debt or preferred securities within 12 months of the effectiveness of its Registration Statement.

June 14, 2017

12.	Comment: Please indicate that the Example assumes a $10,000 investment instead of the $1,000 stated.

Response:  The disclosure has been revised in response to the Staff’s comment.

Risk Factors

13.

Comment: Please include disclosure regarding the potential conflicts of interest presented by the holding of the Special Purpose Entities’ preferred shares by a hedge fund that is advised by an affiliate of Iris Re.

Response:  The disclosure has been revised in response to the Staff’s comment.

14.	Comment: Please supplementally confirm that, to the extent that the Fund invests directly in swaps, the Fund will not sell protection in connection with such swaps.

Response:   The Fund will not invest directly in swaps. The relevant disclosure has been revised to reflect this.

Federal Income Tax Matters

15.	Comment: Please supplementally indicate whether the Fund expects any accrued income not received by the Fund (i.e., phantom income) under the terms of the equity-linked notes held by the Fund.

Response:    As currently disclosed in the Prospectus, the Fund expects that the equity-linked notes issued to the Fund by the Special Purpose Entities will be treated as non-voting equity interests in the respective Special Purpose Entities for U.S. federal income tax purposes. Given this, respectfully, the Fund does not believe that the Staff’s question is applicable to the equity-linked notes held by the Fund.

16.	Comment: Please include disclosure about the PFIC status of the Special Purpose Entities.

Response:  The disclosure has been revised in response to the Staff’s comment.

Net Asset Value

17.

Comment:  Please include specific disclosure about the determination of the net asset value of the Special Purpose Entities. For instance, please specifically state whether the Fund will use the valuations provided by the Special Purpose Entities as to their net asset values or will make its own determination on the valuation of the Special Purpose Entities’ holdings.

Response:  The disclosure has been revised in response to the Staff’s comment.

June 14, 2017

Management of the Fund

18.	Comment: Under “Advisory Fee”, please state how often the Fund pays the Adviser an advisory fee.

Response:  The disclosure has been revised in response to the Staff’s comment.

Email Correspondence

19.	Comment: Please file all email exchanges with the Staff addressing or discussing the Staff’s comments on the Registration Statement.

Response:     The email exchanges with the Staff addressing or discussing the Staff’s comments on the Registration Statement are included as Exhibit A hereto.

*  *  *  *  *

The Fund would like to bring to the Staff’s attention a change in the expected ownership of the ordinary shares of the Special Purpose Entities previously discussed with the Staff. Bermuda counsel to Iris Re has brought to the Fund’s attention a local Bermuda law issue requiring that the ordinary shares of the Special Purpose Entities not be held by the general account of Iris Re. In order to address this issue, the ordinary shares will be held instead by Pangaea One, L.P. (“Pangaea One”), the sole holder of the common shares of the general account of Iris Re. Pangaea One is an investment fund partnership managed by Cartesian Capital Group, an affiliate of Iris Re. None of the Adviser or the Fund or their respective affiliates have any investment in or other business dealings with Pangaea One. All of the voting rights attendant to the ordinary shares will be assigned to third party administrators pursuant to contractual voting arrangements. The foregoing has been reflected in the Pre-Effective Amendment No. 3 to the Fund’s Registration Statement.

In connection with the responses provided to the Staff’s comments on the Fund’s Registration Statement, the Fund is furnishing a “Tandy” representation letter as Exhibit B hereto.

If you have any additional questions or comments, please do not hesitate to contact me at 617.951.8567 or Mana Behbin at 202.373.6599. The Fund will separately request acceleration of the effective date of the Registration Statement.

Sincerely yours,

/s/ Paul B. Raymond

Paul B. Raymond cc: F. Michael Gozzillo

Exhibit A

From: Raymond, Paul B.

Sent: Tuesday, March 28, 2017 6:22 PM

To: Parachkevov, Asen

Cc: Behbin, Mana

Subject: City National Rochdale Select Strategies Fund

Asen -

Thank you again for speaking with us regarding the Staff’s Rule 140 comment on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 for the City National Rochdale Select Strategies Fund. As requested, we have provided in the attached the fund’s response to the comment. Note that we plan to roll this response, along with the fund’s responses to the Staff’s other comments on Pre-Effective Amendment No. 1, into a comment response letter to be filed via Edgar correspondence.

Please let us know if you have any additional questions. We are happy to further discuss.

Best, Paul

Paul B. Raymond

Morgan, Lewis & Bockius, LLP

One Federal Street |  Boston, MA 02110

Direct: +1.617.951.8567 | Main: +1.617.951.8000 | Fax: +1.617.951.8736

paul.raymond@morganlewis.com | www.morganlewis.com

Assistant: Barbara Sullivan | +1.617.951.8961 | barbara.sullivan@morganlewis.com

Attachment:

1. Comment: In its response to the Staff’s comments on the Fund’s initial Registration Statement on Form N-2, the Fund confirmed that it does not currently expect to invest 45% or more of its assets in securities issued by a single reinsurer. Please note that for purposes of determining whether this 45% threshold will be triggered, all Special Purpose Entities of Iris Re should be considered on an aggregate basis. Consequently, please confirm that the Fund does not currently expect to invest 45% or more of its assets in securities issued by such Special Purpose Entities of Iris Re in the aggregate.

Response: As discussed on our March 21, 2017 telephone call concerning this comment and as detailed below, the Fund does not believe that the Special Purpose Entities of Iris Re should be considered on an aggregate basis. The Fund instead believes that the Special Purpose Entities should each be viewed as a separate issuer which is not affiliated with any other Special Purpose Entity in the sense that Rule 140 under the Securities Act of 1933, as amended (the “1933 Act”), is intended to address. In further support of the foregoing and in response to the Staff’s comment, we propose to make certain structural changes to the Special Purpose Entities to: (i) remove all voting power from Iris Re over each Special Purpose Entity; (ii) establish a separate Board of Managers for each Special Purpose Entity; and (iii) require that each manager of a Special Purpose Entity be independent of Iris Re. These proposed changes are discussed further below.

Rule 140 is directed at underwriting abuses. Rule 140 provides in relevant part that a “person, the chief part of whose business consists of the purchase of the securities of one issuer, or two or more affiliated issuers, and the sale of its own securities, […] to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(a)(11) of the [1933] Act.” Under Rule 140, the entity for whose benefit the other entity sells its stock is deemed a “coissuer” for purposes of Rule 140.

The term “affiliate” is defined in Rule 144(a)(1) under the 1933 Act as follows:

(1) An affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

“Control” is defined in Rule 505 under the 1933 Act to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The SEC Staff has interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates. (See FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692 (October 6, 1987)) In FBC Conduit Trust I, the Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s [pass-through certificates].” (See FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692 (October 6, 1987))

In the context of registered fund offerings, the SEC Staff has applied Rule 140 to master-feeder funds and viewed the feeder fund as a “co-issuer” of the master fund’s shares. (See Man Glenwood Lexington TEI LLC, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 532 (July 10, 2006).) This application is consistent with the typical express intent behind the creation of a master-feeder structure to facilitate the distribution of the master fund.

In contrast, registered closed-end funds investing in unregistered hedge funds and other private investment pools have been regularly sold in public offerings without the application of Rule 140 by the SEC Staff. The Fund believes that its planned investments in, as further discussed below, thirteen or more newly-created Special Purpose Entities with distinct underlying assets, differing by geography, risk, coverage level, insureds and type, should be viewed in the same fashion as these funds of funds arrangements. Notably, it is the Fund’s understanding that the SEC Staff has in the past gotten comfortable with what the Fund believes to be a closely analogous situation where a registered closed-end fund invested at least 80% of its assets in unregistered hedge funds sponsored by a single firm without applying Rule 140. See comment response letter furnished to the Staff of the SEC on behalf of CPG FrontPoint MultiStrat Fund on December 14, 2009 (which letter may be found here: https://www.sec.gov/Archives/edgar/data/1469835/000089968110000103/filename1.htm). By analogy, and given the Staff’s previous positions in the funds of funds context, we believe that Rule 140 should similarly not be applicable to the Fund’s offering.

The Fund’s sole purpose is investment and not distribution of Iris Re or the Special Purpose Entities. The Adviser is not an affiliate of Iris Re or the Special Purpose Entities. The Fund was formed to serve as a pooled investment vehicle pursuing an investment strategy focusing on particular types of reinsurance investments providing exposure to the insurance risk of natural catastrophes, such as hurricanes and earthquakes. The concept behind the Fund was developed by the Adviser to gain access to this non-correlated asset class. The Fund will be actively managed, with the Adviser possessing full discretion to determine whether to invest in or redeem from any Special Purpose Entity and to make other investments. The Fund’s performance will be dependent upon the Adviser’s ability to allocate and reallocate the Fund’s assets on an ongoing basis consistent with its investment objective and strategies.

The Fund expects to normally invest approximately 80% of its assets, on average over time, in the Special Purpose Entities. The Fund will not invest more than 25% of its assets in any one Special Purpose Entity, and in most cases the Fund will invest no more than 5% of its assets in any one Special Purpose Entity. The Fund expects to invest in other reinsurance investments not issued by Iris Re or a Special Purpose Entity, such as catastrophe bonds, registered investment companies that invest in insurance- or reinsurance-related securities and event-linked swaps. In addition to reinsurance investments, the Fund may invest up to 30% of its assets in a broad range of other types of equity securities and debt securities, including instruments and obligations of U.S. and non-U.S. corporate and other non-governmental entities, those of U.S. and non-U.S. governmental entities, floating rate loans and other floating rate securities, subordinated debt securities, certificates of deposit, money market securities, funds that invest primarily in debt securities, and cash, cash equivalents and other short term holdings.

Iris Re is registered under the Segregated Accounts Companies Act 2000 of Bermuda (the “SAC Act”) as a segregated accounts company. The SAC Act is a statute that provides for the organization or establishment of segregated accounts. Under the SAC Act, a segregated account is allowed to have its own governance and separate rights, powers or duties with respect to specified property or obligations, and the segregation of assets and liabilities in a segregated account is permitted.

Iris Re will create at least thirteen new segregated accounts (referred to in this response, and in the Fund’s registration statement, as “Special Purpose Entities”), the primary business of which will be entering into industry loss warranties (“ILWs”). Each Special Purpose Entity may also, to a limited extent, invest in catastrophe bonds. Each Special Purpose Entity will hold only those ILWs and catastrophe bonds which meet the investment guidelines for that Special Purpose Entity as agreed by the Special Purpose Entity and the Fund. The Special Purpose Entities will need to identify, evaluate and price proposed ILW and catastrophe bond investments on an ongoing basis. To enable them to do so, Iris Re will identify potential reinsurance contracts and counterparties consistent with the investment guidelines of the respective Special Purpose Entity and source and negotiate such contracts.

Each Special Purpose Entity will issue ordinary shares which will be held by the general account of Iris Re. The ordinary shares are expected to represent only a small economic interest in the respective issuing Special Purpose Entity. The ordinary shares entitle the holder to possess all voting power in respect of a Special Purpose Entity. Each Special Purpose Entity will also issue quota shares (non-voting preferred shares). The quota shares issued by each Special Purpose Entity are expected to be held directly or indirectly by an unregistered hedge fund and other stakeholders which are not affiliated with the Fund or the Adviser.

Each Special Purpose Entity may also issue equity-linked notes (“ELNs”). The Fund may, in the complete and sole discretion of the Adviser, advance funds to a Special Purpose Entity in exchange for an ELN. The Adviser will have full transparency into the holdings of each Special Purpose Entity. The terms of the ELNs may only be amended with the consent of the holders. Each ELN will include a variety of redemption rights. There is no requirement or understanding that investments in ELNs or redemptions of ELNs by the Fund will be made on a ratable basis across the Special Purpose Entities. Iris Re will not receive any compensation as a result of the Fund’s investment in any Special Purpose Entity or from any Special Purpose Entity other than underwriting commissions on ILWs or other non-cash investments of a Special Purpose Entity.

Each Special Purpose Entity will be a separate, ring-fenced entity under Bermuda law consisting of a separate pool of assets and liabilities and a separate stream of earnings. The holders of interests in a Special Purpose Entity may, in that capacity, share only in the income, and bear only the losses, of that Special Purpose Entity, and not of any other Special Purpose Entity or of the general account of Iris Re. Monies invested by the Fund will be directed to specific Special Purpose Entities selected by the Adviser. There will be no sharing or commingling of monies between a Special Purpose Entity and Iris Re. Similarly, there will be no sharing or commingling of monies between or among two or more Special Purpose Entities. The recourse of creditors of a Special Purpose Entity (including the holders of ELNs) is limited to the assets of that Special Purpose Entity for recovery of expenses, charges and liabilities.

Importantly, each Special Purpose Entity will have distinct underlying assets and differing investment exposures. (It is possible that, in limited circumstances, two Special Purpose Entities may invest in the same ILW or catastrophe bond, but their other assets would be distinct and unique to the respective Special Purpose Entity.) Each Special Purpose Entity’s investment performance will be separate and distinct and not dependent on the investment performance of Iris Re or any other Special Purpose Entity.

Each Special Purpose Entity will primarily be entering into ILWs under which payments by the Special Purpose Entity will be triggered by industry-wide losses from one or more specified catastrophic events exceeding a threshold amount. The Special Purpose Entity will receive a premium payment from the counterparty if the trigger event under the ILW does not occur during the term of the contract. Notably, each ILW will be fully-collateralized with the premium payable by the counterparty and the Special Purpose Entity’s net exposure under the contract deposited into a trust account administered by a third party trustee. A Special Purpose Entity will not be exposed to the financial condition or backing of Iris Re or any other Special Purpose Entity. Each Special Purpose Entity may have limited investments in catastrophe bonds. Such catastrophe bonds will be issued by third parties and the Fund will indirectly be exposed to the counterparty risk to the issuer of such bonds (and not Iris Re or any other Special Purpose Entity). The Special Purpose Entities may also hold cash and cash equivalents.

The Fund understands that the Staff is presently of the view that the Special Purpose Entities may be affiliated issuers under Rule 140 under the current structure. In response and in order to further support the Fund’s position that Rule 140 should not be applied to the Fund’s offering, we propose to the make a number of structural changes to the Special Purpose Entities to, among other things, remove voting control over the Special Purposes Entities from Iris Re and add independent board oversight over the Special Purpose Entities. The proposed changes are as follows:

1. Iris Re would assign all of its voting rights in the Special Purpose Entities to three independent third party administrators such that no administrator holds 45% or more of the voting power of the Special Purpose Entities in the aggregate. The voting rights would be held by the administrators in voting trusts administered by the administrators. The administrators would independently exercise these voting rights, including with respect to the election of managers of the Special Purpose Entities;

2. Each Special Purpose Entity will have a separate Board of Managers with each manager having all of the rights, powers, duties and privileges of a director in relation solely to that Special Purpose Entity; and

3. No manager of any Special Purpose Entity will be an employee of, or otherwise affiliated with, Iris Re or its affiliates.

The Fund believes that these changes, together with each Special Purpose Entity being a separate ring-fenced enterprise with differing underlying assets and exposures as discussed above, should preclude a conclusion that the Special Purpose Entities are affiliated issuers in the sense that Rule 140 is intended to address.

We note that the Fund’s registration statement will, consistent with the policies underlying the 1933 Act, include full and fair disclosure concerning the Fund’s investments in the various Special Purpose Entities and the related risks.

******************************************************************************

From: Raymond, Paul B.

Sent: Friday, April 07, 2017 2:51 PM

To: Parachkevov, Asen

Cc: Behbin, Mana

Subject: RE: City National Rochdale Select Strategies Fund

Asen, please see below for the fund’s responses to the follow-up questions you raised yesterday. We will plan to add these to the comment response letter. Please let us know if you have any additional questions. Thanks. Best, Paul

1.	Is there a limit on the percentage of a Special Purpose Entity that the Fund may hold? Is it expected that the Fund will hold a majority interest in any Special Purpose Entity?

There is no set limit on the Fund’s investment in any Special Purpose Entity. However, the Fund expects at launch, and for the foreseeable future, to have a minority investment in each Special Purpose Entity in which it invests.

2.	Please provide some additional clarity on the expected investor base of the Special Purpose Entities (e.g., address whether the Special Purpose Entities will be open to other investors).

The Special Purpose Entities will have other investors. In addition to the equity-linked notes which will be issued to the Fund, each Special Purpose Entity will issue ordinary shares. These voting shares will be held by the general account of Iris Re. Each Special Purpose Entity will also issue quota shares (non-voting preferred shares). The quota shares will available for investment, directly or indirectly, by an unregistered Cayman hedge fund, an unregistered Alternative Investment Fund Managers Directive-compliant Luxembourg hedge fund and through Iris Re ILS - Investor Segregated Account Insurance Linked Non-Voting Redeemable Preferred Shares, which are listed and traded on the Bermuda Stock Exchange.

3.	How will the Special Purpose Entities differ? Will they have different investment objectives or profiles?

Each Special Purpose Entity will have a defined investment focus and investment guidelines distinct from each other Special Purpose Entity. The Special Purpose Entities will, resultantly, have distinct underlying assets, differing by geography, risk, coverage level, insureds and type.

Paul B. Raymond

Morgan, Lewis & Bockius, LLP

One Federal Street | Boston, MA 02110

Direct: +1.617.951.8567 | Main: +1.617.951.8000 | Fax: +1.617.951.8736

paul.raymond@morganlewis.com | www.morganlewis.com

Assistant: Barbara Sullivan | +1.617.951.8961 | barbara.sullivan@morganlewis.com

******************************************************************************

From: Behbin, Mana

Sent: Tuesday, April 18, 2017 5:24 PM

To: parachkevova@SEC.GOV

Cc: Raymond, Paul B.

Subject: City National Rochdale Select Strategies Fund - Follow-up Queries

Hi Asen,

Thanks very much for your time yesterday afternoon. Please note our responses to your additional questions as follows:

1.	How are the Special Purpose Entities (“SPEs”) different from one another?

The investment focus of each SPE is distinguished by both risk event and geography. For example, SPE No. 2 will focus on all natural perils risks impacting Europe; SPE No. 7 will focus on wind events impacting the U.S.; and SPE No. 12 will focus on earthquakes in Japan, Australia and New Zealand. In addition, some SPEs will focus on a specific type of insurance loss trigger. For example, SPE No. 5 will focus on contracts with an “aggregate” trigger (i.e., by reference to the total amount of loss over a series of qualifying events for the term of the contract); in contrast, SPE No. 4 will focus on contracts that can be triggered by single events above the determined damage threshold. These different strategies offer very distinct risk profiles.

2.	Please discuss the investor base of the expected holders of the preferred shares of the SPEs and confirm that such shares will not be concentrated in the hands of a limited number of investors.

As previously discussed, the preferred shares of the SPEs will be available for investment, directly or indirectly, by an unregistered Cayman hedge fund, an unregistered AIFMD-compliant Luxembourg hedge fund and through Iris Re ILS - Investor Segregated Account Insurance Linked Non-Voting Redeemable Preferred Shares, which are listed and traded on the Bermuda Stock Exchange. The Cayman private fund currently has more than two dozen investors. We understand that both the listed shares and Luxembourg fund are in the early marketing stage and are each expected to be offered to and held by a fairly broad and diverse group of investors.

3.	Please confirm that there are no existing or intended agreements between Iris Re and the Adviser outside of those that have been disclosed in the registration statement.

We so confirm.

Please let us know if we can provide any additional information.

Warm regards,

Mana

Mana Behbin

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave., NW | Washington, DC 20004

Direct: +1.202.373.6599 | Main: +1.202.373.6000 | Fax: +1.202.373.6412

mana.behbin@morganlewis.com | www.morganlewis.com

******************************************************************************

From: Behbin, Mana

Sent: Thursday, April 27, 2017 10:10 PM

To: parachkevova@SEC.GOV

Cc: Raymond, Paul B.

Subject: City National Rochdale Select Strategies Fund - Follow-up Queries

Hi Asen,

Thank you for taking the time to speak with us earlier this week and for your voice message.

Please note our responses to your various requests for confirmation and/or information as follows:

1.	Please confirm that City National Rochdale is not an “affiliate” (as defined in the 1940 Act) of Iris Re or Cartesian Capital Group.

Confirmed.

2.	Please discuss any ownership of City National Rochdale in Iris Re or Cartesian Capital Group.

None.

3.	Please discuss any other business dealings between City National Rochdale and Iris Re or Cartesian Capital Group.

The City National Rochdale Fixed Income Opportunities Fund, a mutual fund advised by City National Rochdale, and an employee of City National Rochdale each hold limited partnership interests in a private fund sponsored by the Cartesian Capital Group. This private fund was formed under the laws of the Cayman Islands as an exempted limited partnership and operates as a feeder fund investing substantially all of its assets in a private master fund which is also an exempted limited partnership formed under the laws of the Cayman Islands and is sponsored by the Cartesian Capital Group. Affiliates of the Cartesian Capital Group act as general partner and investment manager of the master fund and the feeder fund. The master fund is expected to invest indirectly in preferred shares of the SPEs. The City National Rochdale Fixed Income Opportunities Fund owns less than 2% of the feeder fund and the employee of City National Rochdale owns less than 1% of the feeder fund. The mutual fund and the employee, as limited partners, have quarterly withdrawal rights under the terms of the limited partnership. There is no understanding or agreement that the mutual fund or the employee will invest further or remain invested in the feeder fund.

4.	Please discuss any payments by Cartesian Capital Group or its affiliates to City National Rochdale or its affiliates.

None.

5.	Please address whether there will be any placement agency fees in connection with investments in any SPEs or in connection with investments in the Fund.

None.

6.	Please confirm that the sole purpose of the Fund is investment and not distribution of Iris Re or the SPEs.

Confirmed.

7.	Please confirm that City National Rochdale, as the Fund’s adviser, will have sole discretion to invest in or redeem its interest any SPE and to invest the Fund’s assets elsewhere.

Confirmed.

8.	Please discuss whether Iris Re will be contractually obligated to accept the Fund’s investments in the SPEs.

There will be no such obligation.

9.	Please discuss whether the Fund will be contractually obligated to invest any amount in any SPE.

There will be no such obligation.

10.	Please discuss whether there will be identity among investors in the SPEs and the investor base of the expected holders of interests in the SPEs.

As discussed in response to prior Staff comments, each SPE will issue ordinary shares which will be held by the general account of Iris Re. Each SPE will also issue preferred shares which are expected to be held, directly or indirectly, by the Cayman master fund discussed above, an AIFMD-compliant Luxembourg hedge fund and through Iris Re ILS - Investor Segregated Account Insurance Linked Non-Voting Redeemable Preferred Shares, which are listed and traded on the Bermuda Stock Exchange. Each SPE may also issue equity-linked notes. The Fund may advance funds to an SPE in exchange for an equity-linked note. It is currently expected that the Cayman hedge fund, Luxembourg hedge fund and listed shares will be invested in each SPE in which the Fund invests.

The makeup of the investor base of each of the Fund, the Cayman hedge fund, the Luxembourg hedge fund and the listed shares is expected to be broad and diverse, and the composition of such investors is expected to frequently shift over time. Shares of the Fund will initially be available to clients of City National Rochdale, its advisory partners and it advisory affiliates. Interests in the Cayman hedge fund are held by high net worth and institutional investors. The Luxembourg hedge fund is intended for high net worth and institutional investors in Europe. The listed shares are designed for those investors who require a daily traded share price determinable on Bloomberg and a CUSIP or ISIN number.

11.	Please confirm that neither Iris Re nor its affiliates will act as promoter or otherwise be involved in the distribution of the Fund.

Confirmed.

12.	Please revise disclosure in the registration statement to (a) more specifically emphasize the SPEs, including disclosure about the capital structure of the SPEs, the different interests issued by the SPEs and the rights of the holders of those interests, (b) discuss the material terms of the proposed arrangements with the various trust accounts holding voting interests in the SPEs, including circumstances under which those arrangements may be terminated, (c) any circumstances when a SPE may deviate from its investment focus, and (d) the extent to which two or more SPEs may invest in the same ILW or other investment.

The Fund will include the requested revisions in its next pre-effective amendment filing.

We hope that this message is helpful and the foregoing sufficiently addresses your concerns.

We look forward to hearing from you.

Warm regards,

Mana

Mana Behbin

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW | Washington, DC 20004-2541

Direct: +1.202.373.6599 | Main: +1.202.739.3000 | Fax: +1.202.739.3001

mana.behbin@morganlewis.com | www.morganlewis.com

Assistant: Jennifer Kay Ackelson | +1.202.373.6282 | jennifer.ackelson@morganlewis.com

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From: Behbin, Mana

Sent: Thursday, May 04, 2017 4:41 PM

To: parachkevova@SEC.GOV

Cc: Raymond, Paul B.

Subject: City National Rochdale Select Strategies Fund - Follow-up Questions

Hi Asen,

Thank you for taking the time to speak with Paul and me on Tuesday.

Below please find our responses to the questions you posed:

1.	In response to a previous Staff comment, the Fund has stated that it is expected that each Special Purpose Entity will rely on the exception from the definition of an investment company set forth in Section 3(c)(1) of the 1940 Act. The outstanding securities of a Section 3(c)(1) fund may not be beneficially owned by more than 100 persons. Section 3(c)(1)(A) contains a “look-through” provision that requires a look-through of any investment company that owns 10% or more of the outstanding voting securities of a Section 3(c)(1) fund, to count the holders of such entity’s outstanding securities as the beneficial owners of the fund. For these purposes, generally, interests or relationships that give a security holder the ability to exert control or influence an issuer’s operations or management may be considered “voting securities”. Please discuss whether the Fund’s non-voting interests in the Special Purpose Entities that will give the Fund the ability to exert control or influence the operations of the Special Purpose Entities.

Response: Since the noted response was filed with SEC on February 9, 2017, we have had additional discussions with Iris Re concerning the investment company status of the Special Purpose Entities. Iris Re confirms that none of the Special Purpose Entities are expected to meet the definition of “investment company” contained in Section 3(a) of 1940 Act because none is expected to hold a meaningful amount of securities. Nonetheless, Iris Re has confirmed that, due to the character of each Special Purpose Entity’s shareholder base, it is expected that each Special Purpose Entity will qualify for the exception from the definition of an investment company provided in Section 3(c)(7) of the 1940 Act.

2.	With respect to the investments by City National Rochdale Fixed Income Opportunities Fund (the “CNR fund”) and an employee of City National Rochdale in the private feeder fund sponsored by the Cartesian Capital Group:

a.	When were such investments by the CNR fund and the employee made?

Response: The employee initially invested in June 2016 and the mutual fund initially invested in July 2016.

b.	Please confirm whether the CNR fund or the employee benefit from any special terms or preferential treatment not provided to other investors.

Response: No special treatment or beneficial terms were provided to the CNR fund or the employee that were not provided to other investors.

c.	Have the terms of such investments by the CNR fund or the employee been recently renegotiated?

Response: The terms of the investments have not been renegotiated since the initial investments and no such renegotiation is expected.

Please let us know if you have any questions on the foregoing.

We look forward to hearing from you soon.

Warm regards,

Mana

Mana Behbin

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW | Washington, DC 20004-2541

Direct: +1.202.373.6599 | Main: +1.202.739.3000 | Fax: +1.202.739.3001

mana.behbin@morganlewis.com | www.morganlewis.com

Assistant: Jennifer Kay Ackelson | +1.202.373.6282 | jennifer.ackelson@morganlewis.com

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Exhibit B

City National Rochdale Select Strategies Fund

400 Park Avenue

New York, NY 10022

June 5, 2017

VIA EDGAR

Asen Parachkevov

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	City National Rochdale Select Strategies Fund (formerly, City National Rochdale Reinsurance Premium
Fund)
(File Nos. 333-214903 and 811-23217)

Dear Mr. Parachkevov:

In connection with the review by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form N-2 of City National Rochdale Select Strategies Fund (formerly, City National Rochdale Reinsurance Premium Fund) (the “Fund”), filed on December 5, 2016, the Fund acknowledges that, with respect to filings made by the Fund with the Commission and reviewed by the Staff:

(a)	should the Commission or the Staff, acting pursuant to delegated authority, declare a filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Fund may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

City National Rochdale Select Strategies Fund

By:	/s/ Kurt Hawkesworth
	Name:	Kurt Hawkesworth
Title: Secretary